M. Sean Radcliffe
SVP and General Counsel
Ciber, Inc.
303-267-3827
sradcliffe@ciber.com

June 25, 2013

Mr. Matthew Crispino

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Ciber, Inc.

Form 10-Q

Filed April 30, 2013

File No. 001-13103

Dear Mr. Crispino:

On behalf of Ciber, Inc., this is in response to your letter dated June 18, 2013, regarding the filing referenced above.  For your convenience, we have included your comment along with the company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 15

1.              We note that in connection with a Pennsylvania grand jury presentment alleging criminal irregularities in the awarding of contracts with the Pennsylvania Turnpike Commission, the Turnpike Commission is conducting a review of every professional services contract cited in the grand jury report, which includes several contracts with Ciber.  Also, an April 4, 2013 press release from the Office of the Governor of Pennsylvania indicates that the Governor’s office has initiated an integrity review of Ciber.  Please tell us what consideration you gave to discussing these reviews and their potential impact on your financial condition and results of operations in your Management’s Discussion, as well as providing appropriate risk factor disclosure.  Refer to Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response:  The company gave full consideration to each of the matters mentioned in your comment.  After careful analysis of the facts currently available to us, taking into consideration our obligations under Item 303(a) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350, we determined that these reviews are not reasonably likely to have a material impact on the company’s liquidity, capital resources, or results of operations, and as a result, do not merit additional disclosure.

With respect to our risk factors, we believe that our current risk factors adequately capture the various uncertainties and potential negative outcomes implicit in any government review, including the possible scenarios suggested by the announcements in Pennsylvania.  We do not believe the facts underlying the announcements in Pennsylvania are sufficiently material to the company to require the addition of a more specific risk factor in this regard.

Although we do not currently anticipate any materially adverse consequence from either review, we intend to closely monitor the situation and our related disclosure obligations.

Regarding your letter dated June 18, 2013, and the filing referenced above, we hereby acknowledge that:

the company is responsible for the adequacy and accuracy of the filing;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please feel free to call me at (303)267-3827 or by email as provided above.

Very truly yours,

/s/ M. Sean Radcliffe

M. Sean Radcliffe
Senior Vice President and General Counsel